Item 77I Prime Series (a series of Cash Reserve
Fund, Inc.)

The sole shareholder of the Managed Shares class of Prime Series, a series of Cash Reserve Fund, Inc., redeemed its entire account on December 1, 2014.
The Managed Shares class was terminated and is no longer offered effective on January 13, 2015.